Exhibit 99.1

Aegean Marine Petroleum Network Inc.
Announces Third Quarter 2017 Financial Results

New York, NY, November 15, 2017 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the third quarter ended September 30, 2017.

Third Quarter Financial Highlights

•	Recorded sales volumes of 4,139,624 metric tons.
•	Gross profit of $67.9 million.
•	Generated operating income of $6.7 million.
•	Recorded net loss attributable to Aegean shareholders of $3.8 million or $0.10 basic and diluted
•	losses per share.
•	Generated EBITDA of $15.2 million.

Management Commentary

Jonathan McIlroy, Aegean's President, commented, "We experienced an extremely challenging market environment during the third quarter of 2017. Despite modest improvement in some segments of the shipping industry, the oil markets and the marine fuel sector remain under great pressure with intense competition leading to further margin deterioration. This situation was compounded by extraordinary events. Adverse weather, which included three hurricanes, as well as a refinery fire all significantly affected procurement costs as well as sales volumes in some regions. Despite the material progress we have made in cost reduction and asset rationalization, we recorded a net loss of $3.8 million for the third quarter.

"During the quarter, we implemented strategic initiatives which will help reposition Aegean's business for the long term. We withdrew from the loss-generating physical supply business in the Singapore market.  However, given the size of the market we will  continue to maintain a trading presence to serve our global customers and keep our finger on the pulse of the trade. We are also rationalizing our U.S. West Coast storage operations, moving to smaller facilities where capacity better corresponds to actual utilization levels. This will enable us to reduce costs and improve profit margins. We have also rationalized our fleet operations in Gibraltar leading to better utilization and lower cost.

"On the business development front, we previously announced our expansion into the U.S. east coast port of Savannah and are quickly ramping up this operation.  We also announced an agreement to enhance our presence in St. Croix, in the U.S. Virgin islands and expect to add at least one more new market presence in the first half of 2018.

"Overall, we have taken cumulative measures through October 2017 that are expected to yield annualized cost savings of $24 million, exceeding our original goal of $20 million by 20%.  We believe further cost savings opportunities exist across our network and have raised our goal to $30 million in annualized savings.  This will be achieved through further rationalization and optimization of our network and asset mix as well as expansion into new, more profitable markets."

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Q3 2017 saw a 7.5% decrease in sales volume when compared to the prior quarter, mainly as the result of our reduced presence in Singapore and Fujairah and weather conditions in other areas. Gross spread per metric ton declined by 13.1%, to $14.60 from $16.80 in the prior quarter, reflecting the overall tough market environment compounded by the impact of extraordinary factors such severe weather in the form of three hurricanes and a refinery fire, disrupting procurement, impacting prices, margins and hedging.  As a result, we recorded a net loss of $3.8 million for Q3 2017.  Our adjusted EBITDA for Q3 2017 decreased by 37.3% from Q2 2017, down to $15.1 million from $24.1 million.

"While our results reflect a challenging marketplace, we continue to focus on optimizing our business and we were successful in reducing operating expenses by nearly $5 million quarter-over-quarter and have already exceeded our annualized savings goal of $20 million.

"We believe that as we continue to rationalize our global business in this competitive market, our balance sheet strength and geographic mix will differentiate Aegean from competitors that do not have the benefit of our broad network and solid capitalization."

Financial Results

•
Revenue – The Company reported total revenue of $1,344.1 million for the third quarter of 2017, an increase of 18.0% compared to the same period in 2016, primarily due to the increase in oil prices. Voyage and other revenues decreased to $19.0 million or by 10.0% compared to the same period in 2016.

•
Gross Profit – Gross Profit, which equals total revenue less directly attributable cost of revenue, decreased by 23.2% to $67.9 million in the third quarter of 2017 compared to $88.4 million in the same period in 2016.

•	Operating Expense – The Company reported operating expense of $61.1 million for the third quarter of 2017, a decrease of $4.8 million or 7.3% compared to the same period in prior year.

•	Operating Income – Operating income for the third quarter of 2017 adjusted for the sale of non-core assets was $6.7 million, a decrease of 74.5% compared to the same period in the prior year.

•
Net Loss – Net loss attributable to Aegean shareholders adjusted for the sale of non-core assets was $3.8 million, or $0.10 basic and diluted earnings per share, a decrease of $21.5 million or 121.5% compared to the same period in 2016.

Operational Metrics

•	Sales Volume – For the three months ended September 30, 2017, the Company reported marine fuel sales volumes of 4,139,624 metric tons, a decrease of 2.8% compared to the same period in 2016.

•
Adjusted EBITDA Per Metric Ton of Marine Fuel Sold – For the three months ended September 30, 2017, the Company reported adjusted EBITDA per metric ton of marine fuel sold of $3.66. Adjusted EBITDA per metric ton of marine fuel sold in the prior year period was $8.84 per metric ton.

•
Gross Spread Per Metric Ton of Marine Fuel Sold – For the three months ended September 30, 2017, the Company reported gross spread per metric ton of marine fuel sold on an aggregate basis of $14.6. Gross spread per metric ton of marine fuel sold in the prior year period was $18.6.

Liquidity and Capital Resources

•	Net cash used in operating activities was $14.8 million for the three months ended September 30, 2017.

•	Net cash used in investing activities was $0.4 million for the three months ended September 30, 2017.

•	Net cash provided by financing activities was $8.7 million for the three months ended September 30, 2017.

•
As of September 30, 2017, the Company had cash and cash equivalents of $74.8 million and working capital of $360.2 million. Non-cash working capital, or working capital excluding cash and debt, was $731.8 million.

•
As of September 30, 2017, the Company had $819.0 million of undrawn amounts under its working capital facilities and $74.8 million of unrestricted cash and cash equivalents to finance working capital requirements.

•
The weighted average basic and diluted shares outstanding for the three months ended September 30, 2017, was 38,300,741. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2016 was 46,464,248.

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,133,312	$1,339,057	$2,864,165	$4,294,323
Revenues - related companies	6,244	5,068	15,879	14,719
Total revenues	1,139,556	1,344,125	2,880,044	4,309,042
Cost of revenues - third parties	1,029,942	1,250,078	2,568,063	4,010,664
Cost of revenues– related companies	21,174	26,162	49,294	67,914
Total cost of revenues	1,051,116	1,276,240	2,617,357	4,078,578
Gross profit	88,440	67,885	262,687	230,464
Operating expenses:
Selling and distribution	48,206	49,731	148,921	157,674
General and administrative	13,531	11,250	36,850	35,519
Amortization of intangible assets	303	171	900	506
Loss/(gain) on sale of vessels	3,875	(27)	6,312	(94)
Operating income	22,525	6,760	69,704	36,859
Net financing cost	(8,319)	(12,802)	(30,157)	(39,591)
Foreign exchange (losses) / gains, net	(121)	582	(1,804)	1,179
Income tax (expense) / benefit	(3,456)	1,720	(1,811)	898
Net income/(loss)	10,629	(3,740)	35,932	(655)
Less income attributable to non-controlling interest	78	35	86	43
Net income/(loss) attributable to AMPNI shareholders	$10,551	$(3,775)	$35,846	$(698)
Basic earnings/(losses) per share (U.S. dollars)	$0.22	$(0.10)	$0.73	$(0.02)
Diluted earnings/(losses) per share (U.S. dollars)	$0.22	$(0.10)	$0.73	$(0.02)

EBITDA(1)	$30,546	$15,160	$93,152	$61,304

Other Financial Data:
Gross spread on marine petroleum products(2)	$80,460	$61,177	$242,032	$210,235
Gross spread on lubricants(2)	1,114	734	2,879	2,085
Gross spread on marine fuel(2)	79,346	60,443	239,153	208,150
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	18.6	14.6	19.0	15.9
Net cash provided by/(used in) operating activities	$34,699	$(14,807)	$(14,798)	$(63,155)
Net cash provided by / (used in) investing activities	1,076	(360)	199	(3,092)
Net cash (used in)/provided by financing activities	(105,819)	8,697	(67,328)	48,299

Sales Volume Data (Metric Tons): (3)
Total sales volumes	4,258,954	4,139,624	12,564,379	13,064,381

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	45.0	45.0	45.0	45.0
Average number of owned bunkering tankers(4)(5)	46.0	45.0	47.8	45.0
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of operating storage facilities, end of period(7)	14.0	14.0	14.0	14.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2016	As of September 30, 2017

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	93,836	74,828
Gross trade receivables	512,398	590,506
Allowance for doubtful accounts	(8,647)	(10,492)
Inventories	187,766	236,267
Current assets	909,252	1,003,490
Total assets	1,600,933	1,677,766
Trade payables	131,584	133,572
Current liabilities (including current portion of long-term debt)	497,712	643,320
Total debt	817,631	876,124
Total liabilities	1,011,342	1,078,634
Total stockholder's equity	589,591	599,132

Working Capital Data:
Working capital(8)	411,540	360,170
Working capital excluding cash and debt(8)	629,370	731,839

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items. EBITDA and Adjusted EBITDA are included herein because they are a basis upon which the Company assesses its operating performance.

Adjusted EBITDA per metric ton of marine fuel sold represents the net income before interest, taxes, depreciation and amortization, vessel and investment impairments, gains/losses on vessel disposals and other non-recurring exceptional items the Company generates per metric ton of marine fuel sold. The Company calculates Adjusted EBITDA per metric ton of marine fuel sold by dividing the EBITDA by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants.

The following table reconciles net income/(loss) attributable to AMPNI to EBITDA, Adjusted EBITDA and Adjusted EBITDA per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income/(loss) to AMPNI shareholders	10,551	(3,775)	35,846	(698)

Add: Net financing cost including amortization of financing costs	8,319	12,802	30,157	39,591
Add: Income tax expense/(benefit)	3,456	(1,720)	1,811	(898)
Add: Depreciation and amortization excluding amortization of financing costs	8,220	7,853	25,338	23,309

EBITDA	30,546	15,160	93,152	61,304

Add: Loss on sale of vessels	3,875	(27)	6,312	(94)
Add: Accelerated Shares	3,230	-	3,230	-
Adjusted EBITDA	37,651	15,133	102,694	61,210

Sales volume of marine fuel (metric tons)	4,258,954	4,139,624	12,564,379	13,064,381
Adjusted EBITDA per metric ton of marine fuel sold (U.S. dollars)	8.84	3.66	8.17	4.69

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements, in which the Company purchases cargos of marine fuel for its floating storage facilities. Transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	1,118,441	1,325,114	2,821,064	4,251,124
Less: Cost of marine petroleum products sold	(1,037,981)	(1,263,937)	(2,579,032)	(4,040,889)
Gross spread on marine petroleum products	80,460	61,177	242,032	210,235
Less: Gross spread on lubricants	(1,114)	(734)	(2,879)	(2,085)
Gross spread on marine fuel	79,346	60,443	239,153	208,150

Sales volume of marine fuel (metric tons)	4,258,954	4,139,624	12,564,379	13,064,381

Gross spread per metric ton of marine fuel sold (U.S. dollars)	18.6	14.6	19.0	15.9

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not include the sales volume of lubricants in the calculation of gross spread per metric ton of marine fuel sold.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns two barges, the Mediterranean and Umnenga, as floating storage facilities in Greece and South Africa. The Company also operates on-land storage facilities in Las Palmas, Fujairah, Tangiers, the U.S.A. and Hamburg.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, share-based compensation, amortization, deferred income taxes, gain/loss on sale of vessels, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The following table reflects the calculation of net income/(loss) as adjusted for non-cash items for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2017	2016	2017
	(in thousands of U.S. dollars, unless otherwise stated)
Net income/(loss)	10,629	(3,740)	35,932	(655)
Add: Depreciation	6,152	5,961	18,944	17,758
Add: Provision for doubtful accounts	(230)	(67)	1,191	1,860
Add: Share based compensation	5,651	3,094	10,239	8,711
Add: Amortization	4,535	5,116	13,686	15,006
Add: Net deferred tax expense / (benefit)	1,288	840	(671)	4,235
Add: Unrealized loss / (gain) on derivatives	(742)	9,099	33,452	(4,616)
Add: Loss / (gain) on sale of vessels	3,875	(27)	6,312	(94)
Add: Unrealized foreign exchange loss / (gain)	42	(437)	131	(68)
Net income/(loss) as adjusted for non-cash items	31,200	19,839	119,216	42,137

Third Quarter 2017 Dividend Announcement
On November 15, 2017, the Company's Board of Directors declared a third quarter 2017 dividend of $0.02 per share payable on or about December 13, 2017 to shareholders of record as of November 29, 2017. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast Thursday, November 16, 2017, at 8:30 A.M. Eastern Time, to discuss its third quarter results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Aegean."

A telephonic replay of the conference call will be available until Thursday, November 23, 2017. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 88442018#.

The webcast will also be archived on the Company's website: http://www.ampni.com.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion or other changes in our business, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Company
Aegean Marine Petroleum Network Inc.
Tel. +1-212-430-1098
Email: investor@ampni.com

Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com